Exhibit 99.23

480 – 1140 West Pender Street, Vancouver, BC V6E 4G1

Telephone: 604-569-1609

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Santacruz Silver Mining Ltd. (the “Company”) will be held at 15th Floor, 1111 West Hastings Street, Vancouver British Columbia, on Thursday, November 25, 2025 at 10:00 a.m. (Pacific Time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended December 31, 2024 together with the auditor’s report thereon;

2.	to fix the number of directors at five (5);

3.	to elect directors for the ensuing year;

4.	to appoint Davidson & Company LLP, Chartered Professional Accountants as the auditors for the ensuing year and to authorize the directors to fix their remuneration;

5.	to consider and, if thought fit, to pass an ordinary resolution approving the omnibus incentive plan, as more fully set forth in the information circular accompanying this notice;

6.	to consider and, if thought fit, to pass an ordinary resolution approving the consolidation of the common shares of the Company, as more fully set forth in the information circular accompanying this notice; and

7.	to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice of meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy, if you are unable to attend in person please read, complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

Dated this 15th day of October, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

“Arturo Prestamo Elizondo”

Arturo Prestamo Elizondo

Chief Executive Officer, Executive Chairman and a Director